Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: September 21, 2006

On September 12, 2006, Gaz de France made the following slide presentation available on its website and at a presentation in Paris, France of its 2006 half-year results.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

12 September 2006 Gaz de France 2006 First Half Results Results as at 30 June 2006 Jean-François CIRELLI Chairman & Chief Executive Officer 12 September 2006

Gaz de France
2006 First Half Results
12 September 2006
Disclaimer
The objectives summarised herein are based on data, assumptions and estimates deemed reasonable by Gaz de
France. The said data, assumptions and estimates may evolve or be changed as a result of uncertainties due primarily to the economic, financial, competitive, regulatory or climatic environment. In addition, the materialisation of certain risks set out in paragraph 4.17 of the Basic Form filed with the French Financial Markets Authority under
Number I.05-037, dated 1 April 2005 (hereinafter referred to as the “Basic Form”) could have an impact on the
Group’s operations and its ability to achieve its objectives. In addition, the attainment of those objectives is dependent on the success of the sales strategy set out in Paragraph 4.2 of the Basic Form. Gaz de France thereby does not wish to make any commitments or guarantees on the attainment of the objectives and does not undertake to publish or issue possible corrections or updates of such factors.
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United
States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
In connection with the proposed business combination, the required information document will be filed with the
Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United
States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-
related documents for free from Gaz de France or its duly designated agent. Investors and holders of SUEZ securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its website at: www.gazdefrance.com or directly from SUEZ on its website at:
www.suez.com,
as the case may be.
Forward-Looking Statement
Important  Information

3 Gaz de France 2006 First Half Results 12 September 2006 Contents Business development and highlights Consolidated results as at 30 June 2006 Outlook Planned merger with Suez Appendices

12 September 2006 Gaz de France 2006 First Half Results Business development and highlights Jean-François CIRELLI

Gaz de France
2006 First Half Results
12 September 2006
Change
Significantly improved results
H1 2005 H1 2006
+ 37% 11,089 15,233 Net sales
Operating income
EBITDA
Net income – Group share
+ 30% 2,520 3,274
+ 34% 1,907 2,560
+ 44% 1,189 1,707
+ 35% 2,546 3,429
In millions of euros
Earnings per share** (in €) + 32% 1.32 1.74
Operating cashflow*
* Before tax and change in WCR
** Number of shares as at 30/06/2006: 983 871 988 (as compared to 903 000 000 as at 30/06/2005)

Gaz de France
2006 First Half Results
12 September 2006
Hydrocarbon production*
(in Mbep)
18.4
20.6
+ 12%
* consolidated
13.2
15.2
5.2
5.4
H1 2005 H1 2006
Oil
Gas
The Group’s development continues
Electricity sales
(in TWh)
+ 33%
8.5
11.3
H1 2005 H1 2006
Natural gas sales
(in TWh)
+ 11%
396
439
H1 2005 H1 2006
International sales
(in M€)
+ 57%
3,635
5,714
H1 2005 H1 2006

Gaz de France
2006 First Half Results
12 September 2006
All of the businesses contributed
to the Group’s performance
Sound Infrastructure business in France
Growth in rates and volumes
for Exploration-Production
Very good performance
in Trading and Sales
International 2005 acquisitions significantly
contributed to overall results

Gaz de France
2006 First Half Results
12 September 2006
2006 targets substantially increased
Initial
targets
Revised
targets
2006 EBITDA
2006 Net income
Group share
Growth
> 12%
> 2 billion €
Growth
> + 20%
> 5 billion €
> 2.2 billion €

12 September 2006 Gaz de France 2006 First Half Results Consolidated results as at 30 June 2006 Philippe JEUNET

Gaz de France
2006 First Half Results
12 September 2006
Net sales reflect a 37% increase
around one-third of which comes from volume and scope effects
11,089
Net Sales
H1 2005
Net Sales
H1 2006
Rate
15,233
In millions of euros
+ 37%
+ 2,701
+ 624
+ 819
Volume
Scope

Gaz de France
2006 First Half Results
12 September 2006
Sharp EBITDA growth
A sound revenue base thanks to the Infrastructures France business and clearly-identified growth drivers
+ 302
2,520
3,274
+  202
+ 190
+ 11
EBITDA
H1 2005
EBITDA
H1 2006
Exploration
Production
Purchase-
Sale of
Energy
Transmission
Distribution
International
+ 15
Services
+ 13
Transmission
Storage
France
Other
and NA
+ 21
Distribution
France
In millions of euros
+ 30%

12 September 2006 Gaz de France 2006 First Half Results Energy Supply and Services Division

Gaz de France
2006 First Half Results
12 September 2006
635 EBITDA
905 Net sales
H1 2006
Operating income
Exploration-Production
A sharp increase in results due to rise in production
and hydrocarbon prices
470
Rate
Volume
Other
333
635
+ 266
- 12
+ 48
EBITDA H1 2005 EBITDA H1 2006
333
526
H1 2005
197
In millions of euros
+ 91%
+ 72%
Change
+ 139%

Gaz de France
2006 First Half Results
12 September 2006
Purchase-Sale of Energy
Significant improvement in EBITDA,
despite a limited increase in public distribution rates
641
11,591
612
EBITDA H1 2005
EBITDA H1 2006
439
8,786
420
EBITDA
Net sales
H1 2006
Operating income
H1 2005
In millions of euros
+ 46%
+ 32%
Change
+ 46%
* Impact on H1 2006 : 331 M€ - impact on H1 2005: 268 M€
** State-administered rate, applying to less than one-third of overall sales of the Group
439
641
+ 40 - 63*
+ 349
Climate
effect
Public
distribution
rate**
Current
effects
- 124
Non-
recurring
H1 2005

Gaz de France
2006 First Half Results
12 September 2006
Services
Profitable growth continues
96
1,096
57
81
96
EBITDA H1 2005 EBITDA H1 2006
+ 10
+ 3
DK6
Scope
Current
effects
+ 2
81
957
48
EBITDA
Net sales
H1 2006
Operating income
H1 2005
In millions of euros
+ 19%
+ 15%
Change
+ 19%

12 September 2006 Gaz de France 2006 First Half Results Infrastructures Division

Gaz de France
2006 First Half Results
12 September 2006
647
1,097
483
Transmission-Storage France
Steady growth
634
647
+ 24
EBITDA H1 2005 EBITDA H1 2006
Current
effects
- 11
Non-recurring
H1 2005
634
1,046
471
EBITDA
Net sales
H1 2006
Operating income
H1 2005
In millions of euros
+ 2%
+ 5%
Change
+ 3%

Gaz de France
2006 First Half Results
12 September 2006
Distribution France
Continuous positive trend
896
1,672
550
875
896
+ 27
- 6
EBITDA H1 2005
EBITDA H1 2006
Non-recurring
H1 2006
Current
effects
* Excluding positive one-time effect of 2005 readjustment of replacement values taken into account in determining renewal provision
875
1,636
680
550 Adjusted operating income * 555
EBITDA
Net sales
H1 2006
Operating income
H1 2005
In millions of euros
+ 2%
+ 2%
Change
- 19%
~

Gaz de France
2006 First Half Results
12 September 2006
Transmission & Distribution International
Business and performance progressing, driven by external growth operations and improved margins
355
2,003
272
165
355
+ 83
+ 63
Non-recurring
H1 2005
Scope
+ 44
Current
effects
EBITDA H1 2005 EBITDA H1 2006
165
868
114
EBITDA
Net sales
H1 2006
Operating income
H1 2005
In millions of euros
+ 115%
+ 131%
Change
+ 139%

Gaz de France
2006 First Half Results
12 September 2006
From EBITDA to Net Income
In millions of euros
H1 2005 H1 2006
3,274
2,560
- 714
- 148
- 793
120
- 32
1,707
2,520
1,907
- 613
- 224
- 586
95
- 3
1,189
EBITDA
Operating income
Net reserves for depreciation and prov.
Financial income
Taxes
Share of equity-accounted companies
Minority share
Net income – Group share
Change
+ 30%
+ 34%
+ 17%
+ 44%

Gaz de France
2006 First Half Results
12 September 2006
Strong cashflow generation
3,429
+ 630
- 912
- 669
- 668
Operating
cashflow
H1 2006
WCR
reduction
Equipment
investments
Dividends
Taxes
and interests
1,810
Free
cashflow
H1 2006
In millions of euros

Gaz de France
2006 First Half Results
12 September 2006
Increased CAPEX
Exploration
Production
Infrastructures
in France
Misc.*
242
560
110
912
236
470
100
806
H1 2005
H1 2006
* CAPEX excluding Exploration-Production and Infrastructures in France
In millions of euros
+ 13%

12 September 2006 Gaz de France 2006 First Half Results Outlook Jean-François CIRELLI

Gaz de France
2006 First Half Results
12 September 2006
A sound outlook
Regular growth from Infrastructure revenues…
• Regulated infrastructures: a major CAPEX program
in the networks business in line with market growth
• Storage infrastructures: a key position
in the strategic storage market
…with clearly identified growth drivers
• Exploration-Production: continued growth
in production and reserves
• Purchase-Sale of Energy:
A top-tier trader
The benchmark reseller in the opening
European market
Developing a power supply portfolio

Gaz de France
2006 First Half Results
12 September 2006
A growing, stable and recurring revenue base
Regulated infrastructures
A major CAPEX program in the networks business
in line with market growth
Transport
(31,589 km
as at end-2005)
LNG terminals
Distribution
(180,700 km
as at end- 2005)
7.75%
9% - 12%
Return on investment
as at 01/01/06
9.25% - 10.50%
7.25%
1.1 billion €
Forecasted
investments
(2006-2009)
0.6  billion €
2.9 billion €
5.6 billion €
Asset base
as at 01/01/06
0.4 billion €
12.6 billion €
Regulated Asset Base (RAB) 2006: 18.6 billion euros
Investments planned for 2006-2009: 4.6 billion euros
with AAGR* in RAB of 3.4% between 2006 and 2010
ROI procedures clarified by CRE
* Average annual growth rate

Gaz de France
2006 First Half Results
12 September 2006
Storage infrastructures
A key position in the strategic storage market
An expanding storage business
• Number 2 storage operator in Europe
• Significant development in 2006-2009:
an additional 12% capacity in France
Storage rates on lower end of European price range
Valuation of European storage capacity increasing
7.5
9
10
11
11.8
Gaz de France Operator 1 Operator 2 Operator 3 Operator 4
Rate in €/MWh for a 45-day tapping offer
Storage: growth potential for the Group

Gaz de France
2006 First Half Results
12 September 2006
Exploration-Production
Continued growth in production and reserves
Snøhvit
Njord
Gjøa
Fram
Bains
Altmark
Elgin Franklin
Bassin gazier South (UK)
Netherlands
Offshore (Proned)
Foxtrot
(Ivory Coast)
Mauritania
(Offshore)
Touat
W EI Burullus
Exploration-Production: a growing business
Balanced and growing
reserve portfolio
• Target of 1,000 Mbep
in medium-term reserves
• 2006-2009 investment effort:
- 2.8 billion € in production
- 700 million € in exploration
• Significant organic portfolio growth
Production increasing
• AAGR production 2005-2009: 12%
PEG
PEG
NW Damietta

Gaz de France
2006 First Half Results
12 September 2006
Purchase-Sale of Energy
A top-tier trader
A major natural gas buyer
A diverse portfolio of long-term contracts
The European leader in LNG
Key assets and significant arbitration tools
Substantial arbitrage and trading capacity

Gaz de France
2006 First Half Results
12 September 2006
Purchase-Sale of Energy
The benchmark reseller in the opening European market
Top-tier reseller in Europe
• Sold 367 TWh in First Half 2006
• Sales to major industrial and commercial clients
in Europe increasing
Sales at State-regulated rates account for less than one-third of the Group’s total sales
H1 2005
Major industrial
and commercial
clients
Corporate
(excl. rates)
Retail and
corporate (public
distribution rate)
Other
H1 2006
53
63
+ 19%
Major industrial and commercial
clients (Europe excluding
France)
2005 Volumes
32%

Gaz de France
2006 First Half Results
12 September 2006
DK6
540 MW
Shotton
205 MW
SPE
1,600 MW
(2005)
Carthagena
1,200 MW
(2006)
Cycofos
480 MW
(2008)
Montoir
420 MW
(2009)
Wind
1,000 MW
DK6 Tolling
Arcelor
995 MWe installed
• DK6 (790 MWe)
• Shotton (205 MWe)
1,600 MWe in SPE
• Incl. 25% for Gaz de France
2,200 MWe in development projects
• Carthagena (1,200 MWe end-2006)
• CycoFos (480 MWe end-2008)
• Montoir (420 MWe end-2009)
Development in NRE
• 10% of total capacity in 2010
• Maia Eolis established as joint
venture with Maia Sonnier
• Target of 1,000 MWe by 2012
Purchase-Sale of Energy
Developing a power supply portfolio
Plant name
Capacity (MW)
(year commissioned)
Production is developing rapidly
Target: 5,000 Mwe in 2012

Gaz de France
2006 First Half Results
12 September 2006
Objectives revised
2006 Outlook
Growth 2005 - 2008
* On average
EBITDA
>
5 billion euros
Net income,
Group share
>
2.2 billion euros
EBITDA
>
+ 10% per
year*
>
+ 20%

Gaz de France
2006 First Half Results
12 September 2006
Draft legislative bill on energy sector
Separation between network and supply businesses
will be finalised
• Distribution will become a subsidiary and joint
services will continue to be provided with EDF
Regulated gas and electricity rates will be maintained
after 1 July 2007
• However, rates are expected to continue
to reflect cost of gas
A "social" gas rate will be instituted
• Offset by gas supplier tax, which may be passed
on to clients through rates charged
State to be authorised to lower stake in Gaz de France

Gaz de France
2006 First Half Results
12 September 2006
Planned merger with Suez
Current trends in the energy markets
strengthen case for the transaction
Merger process well underway
Merger: a good opportunity
to accelerate our development

12 September 2006 Gaz de France 2006 First Half Results Appendices

Gaz de France
2006 First Half Results
12 September 2006
Appendices
Group Net Sales
as at 30 June 2006 by segment
Group EBITDA
as at 30 June 2006 by Segment
Consolidated Income Statement as at 30 June 2006
Consolidated Balance Sheet Assets & Liabilities
as at 30 June 2006
Financial Rating
Oil and Gas Price
Regulated Rates

Gaz de France
2006 First Half Results
12 September 2006
526 + 72% 905
8,786 + 32% 11,591
957 + 15% 1,096
1,636
1,046 + 5% 1,097
+ 2% 1,672
- 2,730 ns - 3,131
11,089 + 37% 15,233
Group Net Sales
as at 30 June 2006 by segment
H1 2005 H1 2006
868 + 131% 2,003
In millions of euros
Energy Supply & Services Division Sales
Exploration - Production
Purchase - Sale of Energy
Services
Infrastructure Division Sales
Transmission - Storage France
Distribution France
Elimination and other
Net sales Group
Transport & Distribution International
Change

Gaz de France
2006 First Half Results
12 September 2006
Group EBITDA
as at 30 June 2006 by Segment
In millions of euros
Change
333 + 91% 635
439 + 46% 641
81 + 19% 96
875
634 + 2.1% 647
+ 2.4% 896
- 7 ns 4
2,520 + 30% 3,274
H1 2005 H1 2006
165 + 115% 355
Energy Supply & Services EBITDA
Exploration - Production
Purchase - Sale of Energy
Services
Infrastructures Division EBITDA
Transmission - Storage France
Distribution France
Elimination, other and non-allocated
Total EBITDA Group
Transmission Distribution International

Gaz de France
2006 First Half Results
12 September 2006
Group Consolidated Income Statement
as at 30 June 2006
In millions of euros
Net sales
Capitalised expenses
Purchases and other external charges
Personnel expenses
Other operating income and expenses
EBITDA
Depreciation, amortisation and provisions
Operating income
Other financial income and expenses
Share of income from equity-accounted companies
Income before tax
Corporate income tax
Net consolidated income, Group share
Minority interests
Net consolidated income – Group share
Net finance cost
H1 2005 H1 2006
11,089 15,233
141 165
- 7,598 - 10,615
- 1,173 - 1,304
61 - 205
2,520 3,274
- 613 - 714
1,907 2,560
- 101 - 74
95 120
1,778 2,532
- 586 - 793
1,192 1,739
3 32
1,189 1,707
- 123 - 74
1.32 1.74 Net earnings per share*
* Number of shares outstanding as at 30/06/2006: 983 760 434 (as compared to 903 000 000 as at 30/06/2005)
Change
+ 37%
+ 17%
+ 40%
+ 11%
ns
+ 30%
+ 17%
+ 34%
- 27%
+ 26%
+ 42%
+ 35%
+ 46%
ns
+ 44%
- 40%
+ 32%

Gaz de France
2006 First Half Results
12 September 2006
Group Consolidated Balance Sheet
as at 30 June 2006 (assets)
In millions of euros
TOTAL CURRENT ASSETS
Other current assets
TOTAL NON-CURRENT ASSETS
Inventory and work in process
Non-current financial assets
TOTAL ASSETS
Free cash and cash equivalents
Non-franchised tangible fixed assets
Franchised tangible assets
Goodwill and other intangible fixed assets
10,555 1, 216
2,577 3,329
29,073 30,767
957 1,411
1,251 1,495
39,628 43,983
628 315
14,244 15,058
10,698 10,888
1,720 1,951
H1 2005 H1 2006
Investments in companies accounted for by equity method 411 690
Other non-current assets 749 715
Accounts receivable 5,577 6,965
Current derivative instruments 816 1,196

Gaz de France
2006 First Half Results
12 September 2006
Group Consolidated Balance Sheet
as at 30 June 2006 (Liabilities)
In millions of euros
TOTAL NON-CURRENT LIABILITIES
Other non-current assets
Non-current derivative instruments
Liabilities from  franchises
SHAREHOLDER EQUITY
18,427
18,543
298 261
26 7
8,417 8,911
12,024 15,466
H1 2005 H1 2006
Minority interests 326 387
Provisions for employee benefits 1,093 1,093
Provisions 1,712 1,771
Deferred tax liability 2,670 2,664
Financial debt (incl. irredeemable securities) 4,211 3,836
TOTAL CURRENT LIABILITIES
Debt from financial affiliates
Current derivative instruments
Financial debt
8,851 9,587
657 378
1,031 1,146
1,297 776
Trade accounts payable and related payables 1,806 2,503
Tax liabilities 474 579
Other tax liabilities 793 964
Other current liabilities 2,179 2,557
Social liabilities
476 526
Provisions 138 158
Net debt ratio
Total shareholder equity (including minority interests)
Net debt
24% 8%
12,350
15,853
2,931 1,283
TOTAL LIABILITIES 39,628 43,983

Gaz de France
2006 First Half Results
12 September 2006
AA-
on CreditWatch with negative implications
The negative CreditWatch action on Gaz de France
reflects the dilutive impact the merger would have
from a credit standpoint--in terms of both business
and financial risk--given Suez’s weaker business
mix and financial profile, despite the link-up
addressing most of the strategic issues faced by
Gaz de France.
February 27, 2006
Financial Rating
On 27 February 2006, following the announcement
that Gaz de France and Suez planned to merge, Standard & Poor’s and Moody’s put Gaz de France’s long-term rating on watch,
with negative implications
Aa1 on Review for possible downgrade
Moody’s decision to place Gaz de France’s long term
ratings on review for downgrade reflects (1) the
group’s merger with a lower rated entity and the
inherently greater business and financial risk
associated with Suez vis-a-vis GdF’s largely low-risk
operations, which could impact the baseline credit
assessment, and (2) the possibility of changes to
Moody’s assumptions on state support, given that the
government’s share in the combined group is likely to
be diluted from 80% to possibly below 40%.
February 27, 2006

Gaz de France
2006 First Half Results
12 September 2006
Oil and Gas Prices
The increase in oil and gas prices continues
20
30
40
50
60
70
80
90
June 04 Sept 04 Dec 04 March 05 June 05 Sept 05 Dec 05 March 06 June 06
Brent
National Balancing Point

Gaz de France
2006 First Half Results
12 September 2006
Regulated rates
Current situation and estimated impact – long-term Brent price
20
25
30
35
40
45
50
55
60
65
70
75
80
Nov 04 Janv05 Mars 05 Mai 05 Juil05 Sept 05 Nov 05 Janv06 Mars 06 Mai 06 Juil06 Sept 06 Nov 06 Janv07 Mars 07 Mai 07 Juil07 Sept 07 Nov 07
Monthly Brent
Average 6-month Brent
+  70% over 21 months
since beginning of
trend in November 2004
+ 7% over 15 months
starting 1 September 2006
Current situation and estimated impact
• 5.8% increase as of 1 May 2006 (reflecting* USD 65/barrel and USD 1.30$/€)
• Next rate change expected 1 July 2007
• Impact H2 2006: 174 million euros
• Estimated impact H1 2007: lower than the H1 2006 impact
• No estimated impact H2 2007
Long-term Brent price
* Equal to applying formula with 65$ barrel and exchange rate of 1.30 $/€

Gaz de France
2006 First Half Results
12 September 2006
Regulated rates
Two appeals have been filed
• An informal appeal to the State (Gaz de France)
• A formal appeal (Poweo, FF3C) to the French State Council
A formal appeal to the French State Council
• Referred to the Council on Competition, asked to:
Clarify the concept of overall cost in gas supply
Determine whether at-loss sales are occurring
• Review by the Council on Competition to begin
in the coming months
• Conclusion and submission to French State Council
for final judgment